Exhibit 99.1

Ossen Innovation Enters into Agreements to Acquire America-Asia Diabetes Research
Foundation and to Spin-Off Existing Business

SHANGHAI, July 20, 2017 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has entered into a Share Exchange Agreement (the "Exchange Agreement") with America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd. ("San MediTech"), a China-based medical device company engaged in the research, development and marketing of glucose control products, and the shareholders of the Foundation (the "Selling Shareholders").  Pursuant to the Exchange Agreement, the Company has agreed to acquire all of the issued and outstanding equity interests of the Foundation in exchange for up to 81,243,000 of the Company's ordinary shares (the "Acquisition").

Transaction Details

Upon completion of the Acquisition, the Company will indirectly own 90.27% of San MediTech. San MediTech's proprietary Dynamic Glucose Monitoring System ("DGMS") provides continuous, real-time monitoring of glucose level in diabetes patients.

In addition, the Company entered into an agreement (the “Spin-Off Agreement”) to spin-off its existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. Pursuant to the Spin-Off Agreement, an entity affiliated with Dr. Liang Tang, Chairman of the Company, will acquire all of the equity of the Company's wholly-owned subsidiary, which indirectly owns all of the Company's existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,850,000 ordinary shares of the Company currently held by Dr. Tang (the "Spin-off Transaction").

An aggregate of 28,095,454 of the Company’s shares will be deposited in escrow at the closing of the Acquisition including (i) 24,372,900 of such shares (the “earn-out shares”) subject to forfeiture in the event that the post-combination company fails after the closing to achieve RMB 44 million of revenue in 2017 and (ii) an additional 3,722,554 of such shares subject to forfeiture in the event that the Company’s representative under the Exchange Agreement successfully brings an indemnification claim under the Exchange Agreement on behalf of the Company’s shareholders.

It is anticipated that, following completion of the Acquisition and the Spin-Off (collectively, the “Transactions”), the Company’s existing shareholders (excluding Dr. Tang) will retain an ownership interest of approximately 8.9% of the Company (or approximately 12.25% in the event that the earn-out shares are forfeited), current members of the Company’s management or affiliates of the Company (excluding Dr. Tang) will own approximately 1.35% (or approximately 1.85% in the event that the earn-out shares are forfeited), and the selling shareholders of AADRF will own approximately 91.10%, of the outstanding equity of the Company (or approximately 87.75% in the event that the earn-out shares are forfeited).

The Transactions are subject to the satisfaction of customary closing conditions, including shareholder approvals and the Company’s continued listing on the Nasdaq Capital Market. The Transactions are expected to close promptly following the Company’s special shareholders’ meeting to approve the Transactions.

The description of the Transactions contained herein is only a summary and is qualified in its entirety by reference to the Exchange Agreement and the Spin-Off Agreement, copies of which will be filed by the Company with the Securities and Exchange Commission (the “SEC”) as exhibits to a Report on Form 6-K.

About America-Asia Diabetes Research Foundation

America-Asia Diabetes Research Foundation is a California corporation which conduct its business through its subsidiary, San MediTech (Huzhou) Co., Ltd. San MediTech, based in Huzhou City, China, engages in the research, development and marketing of glucose control products. San MediTech's proprietary DGMS provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS. For more information about San MediTech, please visit: www.sanmeditech.com.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi province.

Additional Information About the Transactions and Where to Find it

The Transactions will be submitted to shareholders of the Company for their approval. In connection with that approval, the Company intends to make available to shareholders a proxy statement containing information about the Transactions. The Company’s shareholders are urged to read the proxy statement and any amendments thereto in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the Transactions, because these documents will contain important information about parties to the Agreement and the Transactions. Shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about the Company, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the Company’s shareholders in respect of the Transactions. Information regarding the Company’s directors and executive officers is available in its annual report on Form 20-F filed with the SEC on April 10, 2017. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement when it becomes available.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the Transactions will be approved by shareholders or that the conditions to close will be satisfied or waived.  All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Phone: +86-21-6888-8886
Web: http://www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-732-910-9692
Email: tony.tian@weitian-ir.com